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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*

                            Old Line Bancshares, Inc.
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                         (Title of Class of Securities)

                                    67984M100
                                    ---------
                                 (CUSIP Number)

                                  Frank Lucente
                          c/o Lucente Enterprises, Inc.
                         6196 Oxon Hill Road, Suite 340
                              Oxon Hill, Md. 20745
                              --------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 23, 2004
                        ---------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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Cusip No. 67984M100               SCHEDULE 13D                 Page 2 of 7 Pages

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  FRANK LUCENTE


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                   (a) [ ]
         MR. LUCENTE IS PRESIDENT AND MAJORITY OWNER OF LUCENTE ENTERPRISES, INC.           (b) [X]

         LUCENTE ENTERPRISES, INC. IS A MANAGER AND A MEMBER OF CHESAPEAKE CUSTOM HOMES, LLC. MR. LUCENTE
         BENEFICIALLY OWNS SHARES OWNED BY LUCENTE ENTERPRISES, INC. AND CHESAPEAKE CUSTOM HOMES, LLC.  MR.
         LUCENTE CONTROLS LUCENTE ENTERPRISES, INC. AND CHESAPEAKE CUSTOM HOMES, LLC.

3        SEC USE ONLY

4        SOURCE OF FUNDS

                  PF, AF AND OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e) [ ]

                  NOT APPLICABLE

6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  UNITED STATES

           NUMBER                   7        SOLE VOTING POWER
             OF                                     87,575
           SHARES
        BENEFICIALLY                8       SHARED VOTING POWER
            OWNED                                   0
             BY
            EACH                    9       SOLE DISPOSITIVE POWER
          REPORTING                                 87,575
           PERSON
            WITH                    10      SHARED DISPOSITIVE POWER
                                                    0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  87,575

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                   [X]  DOES NOT INCLUDE 4,800 SHARES OF COMMON STOCK OWNED BY AN INDIVIDUAL RETIREMENT
         ACCOUNT FOR THE BENEFIT OF MR. LUCENTE'S SPOUSE.  MR. LUCENTE DISCLAIMS BENEFICIAL OWNERSHIP IN
         SUCH SHARES.

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  4.93%

14       TYPE OF REPORTING PERSON
                  IN


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Cusip No. 67984M100               SCHEDULE 13D                 Page 3 of 7 Pages

ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to common stock, $0.01 par value per share (the "Common Stock"), of Old Line Bancshares, Inc., a Maryland corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 2995 Crain Highway, Waldorf, Maryland 20601.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)      The name of the Reporting Person is Frank Lucente.

         (b) Mr. Lucente's business address is 6196 Oxon Hill Road, Suite 340, Oxon Hill, Maryland, 20745.

         (c) Mr. Lucente is an individual. Mr. Lucente is President and majority stockholder of Lucente Enterprises, Inc. a real estate and property management holding company incorporated in Maryland. Lucente Enterprises, Inc.'s principal place of business is 6196 Oxon Hill Road, Suite 340, Oxon Hill, Maryland, 20745. Mr. Lucente is also Chairman of Chesapeake Custom Homes, LLC. Chesapeake Custom Homes, LLC. is a Suburban Maryland residential home builder and developer, organized in Maryland. Chesapeake Custom Homes, LLC.'s principal place of business is 6196 Oxon Hill Road, Suite 340, Oxon Hill, Maryland, 20745. Lucente Enterprises, Inc. is a manager and a member of Chesapeake Custom Homes, LLC

         (d) During the past five years, Mr. Lucente has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, Mr. Lucente has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Mr. Lucente is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Mr. Lucente used personal funds (except as described in (ii) below) in making acquisitions of shares of Common Stock as follows:

         (i) 8,125 shares of common stock of Old Line Bank were purchased on the open market for approximately $16.28 per share on December 28, 2001. Shares of Old Line Bank were converted on a one for one basis into shares of Common Stock on September 15, 2003 in connection with the reorganization of Old Line Bank into the holding company form of organization (the "Reorganization").
         (ii) 16,250 shares of Common Stock were received from the Issuer, at no cost to Mr. Lucente, as part of a stock dividend paid by the Issuer on October 10, 2003 (the "Stock Dividend").
         (iii) 5,000 shares of Common Stock were purchased on the open market for approximately $10.90 on May 10, 2004.
         (iv) 2,500 shares of Common Stock were purchased on the open market for approximately $10.90 on May 20, 2004.
         (v) 500 shares of Common Stock were purchased on the open market for approximately $10.90 on May 25, 2004.
         (vi) 500 shares of Common Stock were purchased on the open market for approximately $10.59 on May


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Cusip No. 67984M100               SCHEDULE 13D                 Page 4 of 7 Pages

                  27, 2004.
         (vii) 2,000 shares of Common Stock were purchased on the open market for approximately $10.53 on June 3, 2004.
         (viii) 400 shares of Common Stock were purchased on the open market for approximately $10.20 on June 7, 2004.
         (ix) 400 shares of Common Stock were purchased on the open market for approximately $9.75 on August 24, 2004.
         (x) 3,000 shares of Common Stock were purchased on the open market for approximately $11.59 on November 10, 2004.
         (xi) 8,000 shares of Common Stock were purchased on the open market for approximately $11.73 on November 23, 2004.

         In December 2002, Mr. Lucente was granted options to purchase an aggregate of 250 shares of Old Line Bank common stock. As part of the Reorganization, these options became options to purchase an aggregate of 250 shares of the Issuer's Common Stock on September 25, 2003. On October 10, 2003, these options became options to purchase 750 shares pursuant to the Stock Dividend. In December 2003, Mr. Lucente was granted options to purchase an aggregate of 750 shares of Common Stock. The options to purchase 1,500 shares of Common Stock held by Mr. Lucente are all exercisable and are subject to adjustment to reflect stock splits, stock dividends, recapitalizations and similar transactions involving the Common Stock.

         Lucente Enterprises, Inc. used its working capital in making acquisitions of Common Stock as follows:

         (i) 8,150 shares of common stock of Old Line Bank were purchased on the open market for approximately $16.28 per share on December 28, 2001. Shares of Old Line Bank were converted on a one for one basis into shares of Common Stock on September 15, 2003 in connection with the Reorganization.

         (ii) 16,300 shares of Common Stock were received from the Issuer, at no cost to Lucente Enterprises, Inc., as part of the Stock Dividend on October 10, 2003.
         (iii)    500 shares of Common Stock were purchased on the open market for approximately $11.80 per share on March 12, 2004.
         (iv)     1,000 shares of Common Stock were purchased on the open market for approximately $9.99 per share on August 12, 2004.
         (v)      5,000 shares of Common Stock were purchased on the open market for approximately $9.75 per share on August 18, 2004.
         (vi)     2,000 shares of Common Stock were purchased on the open market for approximately $9.75 per share on August 19, 2004.
         (vii)    3,000 shares of Common Stock were purchased on the open market for approximately $11.42 per share on November 4, 2004.
         (viii)   2,000 shares of Common Stock were purchased on the open market for approximately $11.75 per share on November 17, 2004.

         Chesapeake Custom Homes, LLC used its working capital in making acquisitions of Common Stock as follows:

         (i) 250 shares of common stock of Old Line Bank were purchased on the open market for approximately $16.60 per share on December 28, 2001. Shares of Old Line Bank were converted on a one for one basis into shares of Common Stock on September 15, 2003 in connection with the Reorganization.

         (ii) 500 shares of Common Stock were received from the Issuer at no cost to Chesapeake Custom Homes, LLC, as part of the Stock Dividend on October 10, 2003.

         (iii) 700 shares of Common Stock were purchased on the open market for approximately $10.80 per share on May 12, 2004.


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Cusip No. 67984M100               SCHEDULE 13D                 Page 5 of 7 Pages

         D. Lee Lucente is Mr. Lucente's spouse. D. Lee Lucente's individual retirement account used its personal funds in making acquisitions of Common Stock as follows*:

         (i)      3,500 shares of Common Stock were purchased on the open market for approximately $10.90 per share on May 10, 2004.
         (ii)     900 shares of Common Stock were purchased on the open market for approximately $10.20 per share on June 7, 2004.
         (iii)    400 shares of Common Stock were purchased on the open market for approximately $9.75 per share on August 24, 2004.

         *Mr. Lucente disclaims beneficial ownership in these shares.

ITEM 4.  PURPOSE OF TRANSACTION.

         Mr. Lucente acquired and caused Lucente Enterprises, Inc. and Chesapeake Custom Homes, Inc. to acquire all of the shares of Common Stock reported herein for investment purposes. Mr. Lucente may in the future acquire, either directly or indirectly through Lucente Enterprises, Inc., Chesapeake Custom Homes, Inc. or otherwise, additional shares of the Issuer's Common Stock through open market purchases or private transactions, if the price is acceptable and personal funds or working capital are available for such purpose. Mr. Lucente intends to continue to evaluate market conditions and the business of the Issuer and to take such actions as he deems necessary and appropriate to maximize the economic value of his investment in the Common Stock, which may include dispositions of all or a portion of the shares of Common Stock that he beneficially owns through open market sales or private transactions, subject to applicable legal requirements.

         Except as indicated above, and except for periodic review of opportunities for the Issuer's or Old Line Bank's business by acquisition or otherwise, review of the capital needs of the Issuer, review of the Issuer's strategic alternatives and review of possible amendments to the Issuer's articles of incorporation and bylaws (some of which might have an anti-takeover effect), all in his capacity as a member of the Board of Directors of the Issuer, Mr. Lucente has no plans or proposals that relate to any of the items enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D. Mr. Lucente reserves his right to change his intention regarding his investment in the Issuer's Common Stock, and to take actions, presently undetermined and to the extent permitted by applicable legal requirements, that could relate to the items enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The aggregate number and percentage of Common Stock Mr. Lucente beneficially owns is 87,575 shares, for 4.93% of the issued and outstanding shares of Common Stock. This includes options to purchase 1,500 shares of Common Stock held by Mr. Lucente, all of which are presently exercisable. The shares of common stock subject to options are deemed outstanding for the purpose of computing the percentage ownership and does not include 4,800 shares of Common Stock owned by an individual retirement account for the benefit of Mr. Lucente's spouse for which Mr. Lucente disclaims beneficial ownership.

         (b) Of the 87,575 shares Mr. Lucente beneficially owns, Mr. Lucente has sole voting and dispositive power with respect to all 87,575 shares of Common Stock.

         (c) Mr. Lucente effected the following transactions in the Issuer's common stock during the past sixty (60) days.

                           (i) 3,000 shares of Common Stock were purchased on the open market for approximately $11.59 on November 10, 2004.

Cusip No. 67984M100               SCHEDULE 13D                 Page 6 of 7 Pages

                           (ii) 8,000 shares of Common Stock were purchased on the open market for approximately $11.73 on November 23, 2004.

                  Mr. Lucented effected the following transactions in the Issuer's common stock for Lucente Enterprises, Inc. during the past sixty (60) days.

                           (i) 3,000 shares of Common Stock were purchased on the open market for approximately $11.42 per share on November 4, 2004.
                           (ii) 2,000 shares of Common Stock were purchased on the open market for approximately $11.75 per share on November 17, 2004.

         (d) Mr. Lucente is known to have the right to receive dividends from, or the proceeds from the sale of, the 48,175 Shares of Common Stock directly owned by him. Lucente Enterprises, Inc. is known to have the right to receive dividends from, or the proceeds from the sale of, the 37,950 Shares of Common Stock directly owned by it. Chesapeake Custom Homes, LLC. is known to have the right to receive the dividends from, or the proceeds from the sale of, the 1,450 Shares of Common Stock directly owned by it. D. Lee Lucente's individual retirement account is known to have the right to receive or to direct the receipt of dividends from, or the proceeds from the sale of, the 4,800 Shares of Common Stock owned by it. Mr. Lucente disclaims beneficial ownership to the shares owned by Mrs. Lucente's individual retirement account.

         (e)      Not applicable.


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Cusip No. 67984M100               SCHEDULE 13D                 Page 7 of 7 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as otherwise described herein, there are no agreements, arrangements, understandings or relationship relating to any securities of the Issuer, including the Common Stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 1, 2004.



                                                  /s/Frank Lucente
                                                  -----------------

Attention:        Intentional misstatements or omissions of fact constitute
                  Federal criminal violations (see 18 U.S.C. 1001).